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ANNUAL AUDITED REPORT Mail Processing
FORM X-17A-5 Section
PART III APR 27 2021

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SEC FILE NUMBER
8-67126

FACING PAGE Washington DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Singpoli Wealth Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Foothill BLVD
(No and Street)

Arcadia	CA	91006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9501 W. 171st Street, H-103	Tinley Park	IL	60487
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Hong Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Singpoli Wealth Management LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SINGPOLI WEALTH MANAGEMENT, LLC

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 31, 2021

SINGPOLI WEALTH MANAGEMENT, LLC

TABLE OF CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Singpoli Wealth Management LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Singpoli Wealth Management LLC (the "Company") as of March 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Singpoli Wealth Management LLC as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Singpoli Wealth Management LLC's auditor since 2013.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
April 13, 2021

SINGPOLI WEALTH MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
March 31, 2021

ASSETS		
Cash and cash equivalents	$	24,853
Prepaid expenses		916
TOTAL ASSETS	$	25,769
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	10,250
TOTAL LIABILITIES		10,250
MEMBER'S EQUITY		15,519
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	25,769

The accompanying notes are an integral part of these financial statements.

SINGPOLI WEALTH MANAGEMENT, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2021

Revenue	
Success Fees	$ -
Expenses	
Regulatory fees and dues	2,830
Professional fees	28,634
Other	586
Total expenses	32,050
Net Loss	$ (32,050)

The accompanying notes are an integral part of these financial statements.

SINGPOLI WEALTH MANAGEMENT, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2021

	Member's Equity
Balances - beginning of the year	$ 11,569
Member contributions	36,000
Net loss	(32,050)
Balances - end of the year	$ 15,519

The accompanying notes are an integral part of these financial statements.

SINGPOLI WEALTH MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2021

Cash flows from operating activities:	
Net loss	$ (32,050)
Adjustments to reconcile net loss to cash used in operating activities:	
Changes in assets and liabilities	
Decrease in prepaid expenses	1
Increase in accounts payable and accrued expenses	590
Net cash used in operating activities	(31,459)
Cash flows provided by financing activities	
Member Contributions	36,000
Net cash provided by financing activities	36,000
Net increase in cash	4,541
Cash and cash equivalents - beginning of the year	20,312
Cash and cash equivalents - end of the year	$ 24,853

The accompanying notes are an integral part of these financial statements.

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of New York that began business in April 2005. The Company is wholly owned by Singpoli Wealth Management Corporation ("the Parent"). The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the securities commissions of several states. The Company limits its business activities to retailing corporate equities, retailing mutual funds, and selling variable life insurance or annuities which are approved by FINRA.

Basis of Presentation: The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with maturity of ninety days or less to be cash and cash equivalents. The Company maintains its bank accounts in high credit quality institutions.

Revenue Recognition: The Company's fee income is earned through retailing corporate equities, retailing mutual funds, and selling variable life insurance or annuities which are approved by FINRA. For the year ended March 31, 2021, no revenues were earned by the Company.

Income Taxes: The Company is taxed as a single member LLC, disregarded entity. Therefore, the income or losses of the Company flow through to its owner and no income taxes are recorded in the accompanying financial statements. The Company is no longer subject to examination by taxing authorities for the years prior to December 31, 2016.

Concentration of Credit Risk: The Company's cash is on deposit at one financial institution and the balance may at times exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Expense Sharing Arrangement: The Company entered into a one-year expense sharing agreement with the Parent in September 2015, which was extended upon maturity under the same terms. The new agreement expired on March 31, 2021. This agreement permits the parent entity to assume certain indirect expenses of the broker/dealer until a revenue generating purpose exists. During the year April 1, 2020 through March 31, 2021 no revenues were generated. The broker/dealer assumed only expenses directly attributable to maintaining good standing with its regulators.

Recent Accounting Pronouncements:

Lease Accounting: In connection with new FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. During the fiscal year ending March 31, 2021, the Company did not maintain any leases in excess of a one-year term. As such, the Company did not have an obligation to record a right to use asset or an offsetting lease obligation. There was no impact to the Company's net capital.

NOTE B - NET CAPITAL

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On March 31, 2021, the Company had net capital of $14,603, which was $9,603 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was .70 to 1.0.

NOTE C – OTHER MATTERS

As of the date these financial statements were available to be issued, the outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as cases of the virus have continued to be identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in supply chains and economic activity. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 presents material uncertainty and risk with respect to the Company's financial results.

NOTE D – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date through the report date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to the provisions of footnote 74 of the Securities and Exchange Commission Release No. 34-70073. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

SINGPOLI WEALTH MANAGEMENT, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
FOR THE YEAR ENDED MARCH 31, 2021

MEMBER'S EQUITY	$	15,519
Deductions and/or charges:		
Prepaid expenses		916
NET CAPITAL	$	14,603
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	10,250
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	9,603
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	8,603
Ratio of aggregate indebtedness to net capital		0.70

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Singpoli Wealth Management LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Singpoli Wealth Management LLC claimed it may file an exemption report because it had no obligations under 17 C.F.R. section 240.15c3-3 and (2) Singpoli Wealth Management LLC, as a non-covered firm met the provisions of footnote 74 of the Securities and Echange Commission Release No. 34-70073 throughout the most recent fiscal year ended March 31, 2021 without exception. Singpoli Wealth Management LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Singpoli Wealth Management LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by the Securities and Exchange Commission.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
April 13, 2021

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9501 W. 171st Street, H-103 | Tinley Park, IL 60487

Singpoli Wealth Management LLC
Exemption Report

Singpoli Wealth Management LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to retailing corporate equities, retailing mutual funds, and selling variable life insurance or annuities, and because the Company did not carry accounts of or for customers throughout the fiscal year of March 31, 2021 without exception.

I, Howard Hong Ye, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: Principal